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Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Shane Callaghan and Perry Hindin

Re:	Squarespace, Inc.
Schedule 13E-3 filed September 17, 2024
Schedule 14D-9 filed September 16, 2024
File No. 005-93410

Ladies and Gentlemen:

I am writing on behalf of Squarespace, Inc. (“Squarespace”) in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated September 23, 2024 (the “Comment Letter”) with respect to the above-referenced solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”), filed with the Commission on September 16, 2024, and Schedule 13E-3 (the “Schedule 13E-3”), filed with the Commission on September 17, 2024. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, Squarespace is filing Amendment No. 1 to the Schedule 14D-9 (the “Amended Schedule 14D-9”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Schedule 14D-9 and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff in the Comment Letter and the updating of certain other information.

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Schedule 14D-9 and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Schedule 14D-9 and the Amended Schedule 13E-3, as applicable.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
September 26, 2024

****

Schedule 13E-3 filed September 17, 2024 and Schedule 14D-9 filed September 16, 2024 General

1.
Item 4 of Schedule 13E-3 requires a description of, among other things, “any provision made by the filing person in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.” See Item 1004(e) of Regulation M-A. We note that the sections incorporated by reference do not include such information. Please revise, or otherwise advise. If no provision was made, so state.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has not made any special arrangements for unaffiliated security holders for access to corporate files or obtaining appraisal services at Squarespace’s expense.  In addition, Squarespace has added disclosure on page 4 of the Amended Schedule 13E-3 to clarify this in response to the Staff’s comment.

2.
Item 10 of Schedule 13E-3 requires a description of, among other things, “any material conditions to the financing” of the transaction. See Item 1007(b) of Regulation M-A. We note that the sections incorporated by reference do not disclose the material conditions in the Equity Commitment Letters. Please revise, or otherwise advise.

Response: In response to the Staff’s comment, Squarespace has revised the disclosure on page 12 of the Amended Schedule 13E-3 to include descriptions of material conditions in the Equity Commitment Letters.

3.
In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a bidder in a tender offer. Please revise the Schedule 14D-9 to include the information required by Item 1010(c) of Regulation M-A.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that the summarized financial information as required by Item 1010(c) of Regulation M-A has been disclosed under the section of the Offer to Purchase (as defined in the Amended Schedule 14D-9) captioned “The Tender Offer—Certain Information Concerning Squarespace—Financial Information” and is incorporated by reference into the Amended Schedule 13E-3. In addition, Squarespace respectfully advises the Staff that such disclosure is not required in the Amended Schedule 14D-9.

4.
We note the reference to the Proxy Statement in the fifth paragraph on page 18 and in the last paragraph on page 44 of the Schedule 14D-9. Whereas the “Proxy Statement” is defined on page 9 of the Schedule 14D-9 as “Squarespace’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 22, 2024,” it appears that the references to the Proxy Statement on pages 18 and 44 are referring to Squarespace’s Definitive Proxy Statement on Schedule 14A, filed on August 22, 2024. Please revise, or otherwise advise.

Response: In response to the Staff’s comment, Squarespace has revised the disclosure on page 11 of the Amended Schedule 14D-9.

5.
We note the description of the Fee Funding Agreement and the Equity Commitment Letters on page 7 of the Schedule 14D-9. Please further expand this disclosure to describe all material provisions of the Fee Funding Agreement and the Equity Commitment Letters. See Item 5 of Schedule 13E-3 and Item 1005(e) of Regulation M-A.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
September 26, 2024

Response: In response to the Staff’s comment, Squarespace has revised the disclosure on pages 7 and 8 of the Amended Schedule 14D-9 to include descriptions of all material provisions of the Fee Funding Agreement and the Equity Commitment Letters.

6.	Refer to the following disclosures:

•	The second paragraph on page 7 of the Schedule 14D-9 that the summary of the Confidentiality Agreement “does not purport to be complete...”

•	The fourth paragraph on page 7 of the Schedule 14D-9 that the summary of the Fee Funding Agreement “does not purport to be complete…”

•	The sixth paragraph on page 7 of the Schedule 14D-9 that the summary of the Equity Commitment Letters “do[es] not purport to be complete...”

•	The fourth paragraph on page 8 of the Schedule 14D-9 that the summary of the Tender and Support Agreements “does not purport to be complete...”

Please revise to remove the implication that these summaries are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material terms. You can direct investors to read exhibits or annexes for a more complete description.

Response: In response to the Staff’s comment, Squarespace has revised the disclosure on pages 7 - 9 of the Amended Schedule 14D-9 to remove the implication that the referenced summaries are not complete.

7.
Please revise the subsection entitled ‘Arrangements between Squarespace and its Executive Officers, Directors and Affiliates’ on page 8 of the Schedule 14D-9 to describe all of the conflicts of interests specified in Item 1005(d) of Regulation M-A. For example, please revise to discuss the Special Committee’s compensation, Mr. Casalena’s continued employment with the Surviving Corporation, Mr. Levy’s employment by an entity affiliated with General Atlantic, and Mr. Braccia’s employment by an entity affiliated with the Accel Rollover Stockholders.

Response: In response to the Staff’s comment, Squarespace has revised the disclosure on pages 9 and 10 of the Amended Schedule 14D-9 to include descriptions of certain conflicts of interests.

Item 9. Exhibits, page 73

8.
We note that the Confidentiality Agreement filed as Exhibit (e)(3) to the Schedule 14D-9 has been incorporated by reference to Exhibit (d)(2) to the Schedule TO. However, it does not appear that the Confidentiality Agreement has been filed as an exhibit to the Schedule TO. Please revise.

Response: Squarespace respectfully acknowledges the Staff’s comment and in response has updated the Exhibits table of the Amended Schedule 14D-9.

****

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the filings, please do not hesitate to contact me at (212) 735-3972.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
September 26, 2024

Sincerely,

/s/ Christopher Barlow
Christopher Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Courtenay O’Connor, Squarespace, Inc.
Allison Schneirov, Skadden, Arps, Slate, Meagher & Flom LLP
Daniel Luks, Skadden, Arps, Slate, Meagher & Flom LLP